News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 11, 2023

Seabridge to Raise US$150 Million under KSM Net Smelter Royalty Agreement with Sprott

Funds to be Used Towards Achieving 'Substantially Started' Status

Toronto, Canada:  Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its wholly-owned subsidiary, KSM Mining ULC ("KSMCo"), has agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. ("Sprott") pays KSMCo US$150 million (approximately C$200 million at the current exchange rate) and KSMCo grants Sprott a 1.2% net smelter royalty ("NSR") on its 100% owned KSM project located in northern British Columbia, Canada. The proceeds will be used to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government.

Seabridge Chairman and CEO Rudi Fronk explained: "This fund-raising is intended to move KSM towards accomplishing three main objectives without the requirement for shareholder dilution:

  Achieve the 'substantially started' designation which ensures the continuity of the KSM project's approved Environmental Assessment Certificate ("EAC") for the life of the project;
  Complete key tasks which support construction readiness and shorten the construction period once a construction decision has been made; and
  Enhance the KSM proposition in our ongoing joint venture discussions by securing the EAC, further de-risking the project, and accelerating the construction timetable."

Mr. Fronk noted that the new funding "will enable us to complete the switching station and related work required for connecting KSM to BC Hydro's Northern Transmission Line for construction and operation of the mine. Access to this green energy will substantially enhance KSM's sustainability and carbon profile. Proceeds from the royalty agreement will also allow us to continue providing significant work for companies owned and managed by our Indigenous partners in the KSM project, an important ESG objective."

Key terms of the Royalty Agreement include:

(i) A royalty rate of 1.2% of future net smelter returns from all metals produced at KSM.

(ii) KSMCo has the option of buying back 0.2% of the 1.2% NSR (reduce it to 1.0%) any time within the first 30 months of Closing this transaction for a payment of US$21.5 million (the "Initial Buydown Right") which can be satisfied in cash or by delivering Seabridge common shares.

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(iii) Commencing in year 3, Seabridge will make quarterly payments of US$2.4375 million (annualized, being 6.5% of the purchase price). KSMCo can elect to satisfy these payments in cash or by delivering Seabridge common shares.

(iv) The requirement to make quarterly payments expires on the earlier of KSM achieving commercial production or March 24, 2032.

(v) If commercial production is not achieved at KSM prior to March 24, 2032, the NSR payable to Sprott will increase to 1.5% if KSMCo had not exercised its Initial Buydown Right, or to 1.25% if KSMCo had exercised its Initial Buydown Right.

(vi) KSMCo has the option to purchase the NSR down to a 0.5% NSR (or to 0.625% if the royalty rate increase occurs) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(vii) If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put its NSR back to KSMCo for its initial investment plus a premium, with KSMCo able to pay such repurchase amount in cash or by delivering Seabridge common shares, at its option. This right expires once such project financing is in place.

(viii) If KSM's EAC expires at any time prior to KSM achieving commercial production, Sprott can, at any time over the following nine months, put the NSR back to KSMCo for its initial investment plus a premium with KSMCo able to pay the repurchase price in cash or by delivering Seabridge common shares at its option. If Sprott does not exercise this put right, KSMCo will have until March 24, 2035 to achieve commercial production before the royalty increases but will have to pay quarterly payments during the period of this extension.

(ix) No amount payable may be paid in common shares of Seabridge if, after the payment, Sprott would own more than 9.9% of Seabridge's outstanding shares.

(x) KSMCo's obligations under the NSR will be secured during the period quarterly payments are required by a charge over all of the assets of KSMCo and a limited recourse guarantee from Seabridge secured by a pledge of the shares of KSMCo.

(xi) The NSR is expected to become an obligation of any future joint venture which is formed to develop KSM.

Rudi Fronk, Seabridge's Chairman and CEO stated: "This new US$150 million in financing, coupled with the US$225 million we raised from Sprott and Ontario Teachers' Pension Plan last year, provide the capital we believe is needed to achieve substantially started status well before July 2026. It also has the added advantage of cutting time from the construction schedule once a construction decision has been made. KSM's estimated low operating costs mean that the royalty is expected to have a minimal impact on the project's projected financial returns. Furthermore, this funding does not require share dilution and therefore furthers our long-standing strategy of providing the industry's best leverage to gold as measured by ounces of gold reserves and resources per share."

Michael Harrison, Managing Partner at Sprott, commented: "Since our original investment last year, we continue to be impressed by the significant progress the Seabridge team is making at KSM. The quality of the engineering and early works is excellent, and their strong relationships with the local indigenous peoples is truly best-in-class. We are very pleased to expand our partnership with Seabridge and further accelerate KSM's development into a world-class mine."

Under the B.C. Environmental Assessment Act, a project's EAC is subject to expiry if the project has not been 'substantially started' by the deadline specified in the EAC. However, if the B.C. Minister of Environment and Climate Change Strategy (the "Minister") determines that a project has been 'substantially started' before the deadline, the EAC remains in effect for the life of the project. KSM's current EAC deadline is July 29, 2026. In determining whether a project has been 'substantially started', the Minister assesses each project separately on whether sufficient on-site physical improvements have been completed prior to the EAC deadline.

Examples of B.C. mining projects that have been designated as 'substantially started' include Galore Creek and Kitsault.

RBC Capital Markets is acting as financial advisor and Blake, Cassels & Graydon LLP is acting as legal counsel to Seabridge in connection with this transaction. Fasken Martineau DuMoulin LLP is acting as legal counsel to Sprott.

Closing of the transaction is subject to customary conditions including settling final documentation and obtaining all necessary third party consents and regulatory approvals.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal asset, the KSM project, and its Iskut project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable.  Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or forward-looking information (together "FLS"). All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) completion of the  Royalty Agreement with Sprott on the terms described; (ii) the funds being raised being sufficient to complete the physical works at KSM for which Seabridge expects to achieve a designation of 'substantially started' from the B.C. government and the timing of achieving such designation; and (iii) the NSR becoming an obligation of a future joint venture, are FLS that involve various risks and uncertainties. There can be no assurance that such FLS will prove to be accurate and actual results and future events could differ materially from those anticipated in such FLS. Important factors that could cause actual results to differ materially from the Seabridge's plans or expectations include unexpected delays in construction activities, including difficult site conditions, unusual weather or pandemic-related shutdowns or worker shortages at the Project, inflation in costs impacting KSMCo's ability to complete work necessary to achieve 'substantially started' with the funds raised and availability of additional capital and financing, if needed, general economic, market or business conditions, timeliness of approval of a "substantially started' designation and other risks detailed herein and from time to time in the filings made by Seabridge with securities regulators. This news release also references mineral resources and mineral reserves of the KSM Project, the estimated low operating costs of production of gold or copper (after by-product credits) at KSM and the projected financial returns at KSM in operation, all of which are FLS and refer to estimates from Seabridge's KSM Prefeasibility Study and Preliminary Economic Assessment Report of August 8, 2022 and are subject to the risks and assumptions set forth in Seabridge's news release of August 9, 2022 and available on its website. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com